Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 7, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11288
Tactical Income Portfolio, Series 79
(the “Trust”)
CIK No. 2002122 File No. 333-276516

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please consider revising the Trust disclosure regarding its “Additional Portfolio Contents” section.

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure included in the “Additional Portfolio Contents” has been removed in its entirety and the following disclosure has been added to the “Portfolio” section:

“While not a part of the Trust's portfolio selection process, the Trust also invests in foreign securities and companies with various market capitalizations, and through the Trust’s investment in the Funds, the Trust has exposure to floating-rate securities, high-yield securities, covenant-lite loans, foreign securities (including American Depositary Receipts, Global Depositary Receipts, New York Registry Shares and emerging and/or developing market companies) and companies with various market capitalizations.”

Risk Factors

2.If the Trust will initially invest in distressed securities as a principal strategy, please add appropriate disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to Funds that invest in distressed securities, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon